FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2009

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On January 6, 2009, the registrant announces the Nomination of Amir Elstein as its New Chairman of the Board. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Announces the Nomination of
Amir Elstein as its New Chairman of the Board

Elstein Brings 28 Years of Rich and Diverse Global Experience in the Industry,
Recently in Intel and Teva Pharmaceutical Industries

MIGDAL HAEMEK, Israel – January 06, 2009 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that its Board of Directors has nominated Amir Elstein to serve as the new Chairman of the Board.

Amir Elstein was recently appointed to the board of directors of Teva Pharmaceutical Industries, a $35 billion market cap Israeli-based global pharmaceutical company. Before that he served as the Executive Vice President in the Office of the CEO for Teva, overseeing Global Pharmaceutical Resources. Mr. Elstein joined Teva in 2005 and served in a number of senior executive roles. He was a director of Teva from 1995 to 2004. Prior to this, he was the General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation, from 1998 to 2004. Mr. Elstein brings with him 28 years of rich and diverse global experience, most of them as an executive in the semiconductor industry.

Dov Moran, Tower’s current Chairman, will continue to serve as a member of the Board of Directors. “I am pleased to welcome Amir as the new Chairman of Tower,” Moran said. “Compared to the status of Tower when I joined as Chairman, the company now has a more stable financial horizon, a valid and clear strategy for healthy growth, excellent management, CEO and Board, and much lower debt to the banks. Tower is a more efficient organization and the recent acquisition of Jazz Technologies gives it a better basis of international operation. Moreover, it will now have a better Chairman that can dedicate his time to the company more than I could and has great experience in semiconductor and management. I wish Amir and all of the Board members, Tower managers, employees and investors a lot of success.”

“I am very excited about the opportunity to join and chair Tower’s Board in this challenging and exciting era. I am committed to enhance Tower’s corporate value for the benefit of our shareholders,” said Elstein. “I would like to take this opportunity to thank Dov Moran for his significant contribution to Tower’s sustainable position among the leading tier of pure-play specialty wafer foundries. I look forward to his continued advice and counsel in Tower’s Board.”

“Tower has benefited strongly from Dov’s convictions and Board leadership and we are pleased that Dov will continue as a member of the Board,” commented Russell Ellwanger, Chief Executive Officer of Tower. “Tower is indeed a different company than it was a few years back, offering multiple highly differentiated technologies and a strengthened global presence and financial base. We are excited to enter into our next phase of growth with Amir’s Board leadership. He is a semiconductor industry veteran with an outstanding reputation and I am confident that with Amir we will capitalize on the opportunities that the present worldwide economic situation offers to the bold.”

Additional members who have recently joined Tower’s Board of Directors are Dana Gross and Alex Kornhauser. Gross was formerly Senior Vice President and Israel Country Manager for SanDisk. Prior to SanDisk, Gross served on the Board of Directors and in a number of senior executive roles with M-Systems prior to their acquisition by SanDisk in late 2006. Gross’ experience at M-Systems included serving as President of the company’s U.S. subsidiary and Chief Marketing Officer of the company. Kornhauser is the Senior Vice President and General Manager of manufacturing at Numonyx Corporation, which was formed through the merger of Intel and STM’s flash businesses. Kornhauser brings over 38 years of semiconductor industry experience as an Intel executive with responsibilities including system design, chip design and fab manufacturing.

About Tower Semiconductor
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contact:

    Tower Semiconductor
    Noit Levi, +972 52 457 8266
    noitle@towersemi.com

or:

    Shelton Group
    Ryan Bright, (972) 239-5119 ext. 159
    rbright@sheltongroup.com